Exhibit 18.1

[Letterhead of PricewaterhouseCoopers LLP]

March 1, 2018

Board of Directors

Cable One, Inc.

210 E. Earll Drive

Phoenix, AZ 85012

Dear Directors:

We are providing this letter to you for inclusion as an exhibit to Cable One, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2017 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.

We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated March 1, 2018. Note 2 to the financial statements describes a change in accounting principle from recognizing certain internal labor costs for installation activities and supervisory activities related to capital projects as Operating expenses to capitalizing these internal labor costs as additions to Property, plant and equipment. It should be understood that the preferability of one acceptable method of accounting over another for the capitalization of these internal labor costs has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.

Very truly yours,

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Phoenix, Arizona